UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. de C.V. (GAP)
ANNOUNCES RESULTS FOR THE FIRST QUARTER 2010

Guadalajara, Jalisco, Mexico, April 28, 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today reported its results for the first quarter ended March 31, 2010. Figures are unaudited and have been prepared in accordance with Mexican Financial Reporting Standards (“NIF”). All peso amounts are presented in nominal pesos.

Highlights for First Quarter 2010 vs. First Quarter 2009:

•
Revenues increased 5.7% (Ps. 51.0 million), mainly due to a 9.1% (Ps. 63.2 million) increase in revenues from aeronautical services, while non-aeronautical service revenues declined 6.1% (Ps. 12.2 million).

•	Cost of services rose 6.3% (Ps. 13.4 million), mainly as a result of an increase in employee costs due to the fact that in 1Q09 there were only 77 paid days, while in 1Q10 there were 90 paid days.

•
Cost of government concession taxes rose 5.7% (Ps. 2.6 million), mainly as a consequence of the Ps. 51.0 million increase in total revenues, which, combined with a smaller increase in the cost of services, led to a 5.5% increase in the technical assistance fee.

•	Operating income increased 5.6% (Ps. 22.3 million).

•
EBITDA increased 5.5% (Ps. 33.3 million), from Ps. 602.8 million in 1Q09 to Ps. 636.1 million in 1Q10, due to an increase in total revenues that was higher than the increase in the cost of services.  The EBITDA margin remained flat at 67% compared to 1Q09.

•
Net income increased 36.9%, Ps. 149.7 million higher than the figure reported in the first quarter of 2009, mainly due to greater inflation in 1Q10 versus 1Q09, which applied to the difference between accounting and fiscal value of assets, affected deferred income taxes and caused a Ps. 175.1 million decrease in income taxes for the period compared to 1Q09.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico In the U.S.
Miguel Aliaga, Investor Relations Officer Maria Barona /
Rodrigo Guzmán Perera, Chief Financial Officer Kenia Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V. i-advize Corporate Communications, Inc.
Tel: 01 (333) 880 1100 ext 216 Tel: 212 406 3691/3695
maliaga@aeropuertosgap.com.mx gap@i-advize.com
Follow us on Twitter: www.twitter.com/aeropuertosgap www.twitter.com/iadvizeIR for updates

Operating Results

During the first quarter of 2010, the Company registered a decrease of 36.5 thousand total terminal passengers, representing a 0.7% reduction compared to the same period of the previous year. Domestic and international passenger traffic declined 0.7% (22.7 thousand passengers) and 0.6% (13.8 thousand passengers), respectively.

Domestic passenger traffic in 1Q10 experienced a net reduction of 22.7 thousand passengers compared to the first quarter of 2009, mainly at the airports of Puerto Vallarta with 18.8 thousand fewer passengers, Mexicali with 17.4 thousand fewer passengers, Hermosillo with 13.5 thousand fewer passengers, Los Cabos with 10.8 thousand fewer passengers, Morelia with 5.7 thousand fewer passengers, Tijuana with 4.1 thousand fewer passengers, Manzanillo with 3.0 thousand fewer passengers, Aguascalientes with 0.7 thousand fewer passengers and Guanajuato with 0.6 thousand fewer passengers. These decreases were offset by increases at the airports of La Paz with 23.9 thousand additional passengers, Guadalajara with 14.3 thousand additional passengers and Los Mochis with 13.7 thousand additional passengers.

It is important to mention that the increase in passenger traffic at the Guadalajara airport during 1Q10 was mainly the result of the initiation of a route to Cancun by Mexicana Link and VivaAerobus, as well as an increase in flight frequencies on the same route by Volaris, the opening of a route to Tijuana by Mexicana Link and an increase in flight frequencies by Volaris, the initiation of a route to Hermosillo by VivaAerobus and the initiation of a route to Los Cabos by Mexicana Link and VivaAerobus.  These increases were offset by a decrease in operations to Mexico City by Mexicana and Aeromexico, as well as the termination of operations by Aviacsa.

With respect to the La Paz airport, the increase was mainly generated by the initiation of a route to Guadalajara by Mexicana Link and the increase in flight frequencies by Aeromexico Connect, as well as the opening of a route to Tijuana by Mexicana Link and an increase in operations to Tijuana by Volaris.

In addition, the Los Mochis airport reported an increase in passenger traffic as a result of the initiation of a route to Guadalajara by Mexicana Link and VivaAerobus, as well as the increase in frequencies by Aeromexico Connect and the opening of a route to Tijuana by Mexicana Link.

On the other hand, the Puerto Vallarta airport reported a decrease in passenger traffic during 1Q10, which was mainly due to a decrease in flight frequencies to Mexico City by Click Mexicana and the termination of operations by Aviacsa.

The decline in passenger traffic at the Mexicali airport was mainly due to Volaris’s decrease in operations to Toluca; at the Hermosillo airport was due to a decrease in frequencies by Volaris to Toluca and Puebla; and the decline at the Los Cabos airport was due the decrease in flight frequencies to Mexico City by Aeromexico and to Toluca by Volaris.

International passenger traffic experienced a net decrease of 13.8 thousand passengers in the first quarter of 2010 compared to the first quarter of 2009. This decline was primarily due to 45.7 thousand fewer passengers at Puerto Vallarta, 15.9 thousand fewer passengers at Los Cabos, 12.3 thousand fewer passengers at Guanajuato and 11.0 thousand fewer passengers at Manzanillo.  However, the Guadalajara airport reported an increase of 77.8 thousand passengers, mainly generated by the opening of the route to Los Angeles and Oakland by Volaris.

The decline in passenger traffic at the Puerto Vallarta airport was mainly due to the closing of the route to Minneapolis by Northwest, the decline in flight frequencies to Houston by Continental and to Denver by Frontier, as well as to the decrease in load factors to San Francisco and Los Angeles, despite an increase in frequencies to Los Angeles.

With respect to the Los Cabos airport, the decrease in traffic was mainly due to the decline in flight frequencies to Seattle by Alaska Airlines, to Houston by Continental and to Salt Lake City by Delta.

The decline in international traffic at the Guanajuato airport was mainly due to a reduction in operations in the route to Los Angeles. With respect to the Manzanillo airport, the decrease was due to a reduction in flight frequencies by Alaska Airlines on the route to Los Angeles as well as a reduction in passenger traffic on the route to Minneapolis.

Short-Term Outlook

The economic outlook regarding 2010 GDP growth in Mexico and in the United States has shown a positive trend since December 2009 based on analysts’ consensus.  This positive economic outlook, combined with the possible growth of various airline fleets, such as Volaris, VivaAerobus and Interjet, allows us to forecast a potential increase in passenger traffic for 2010 that is in line with the guidance previously announced by the Company.

In addition, as of April 2010, the Company expects an important recovery in passenger traffic growth rates at its airports, since the negative effects caused by the AH1N1 flu virus health alert during the last week of April 2009, and that lasted for several months, are not expected in 2010.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

First Quarter 2010 Consolidated Results

Revenues for the 1Q10 increased Ps. 51.0 million (5.7%), from Ps. 892.9 million in the first quarter of 2009 to Ps. 943.9 million in the first quarter of 2010.

-
Aeronautical services revenues increased 9.1% (Ps. 63.2 million) in the first quarter of 2010, compared to the first quarter of 2009, mainly as a result of a new maximum rate agreement that became effective on January 1, 2010. The increase in aeronautical services was due to higher revenues from landing and parking fees, renting of space to airlines and jet-ways, which together increased Ps. 49.4 million.  In addition, passenger charges increased by Ps. 12.3 million.

-
Non-aeronautical services revenues decreased 6.1% (Ps. 12.2 million) compared to the first quarter of 2009, mainly due to lower revenues from advertising, leasing of space to   time-share developments and to retailers, leasing of food and beverage spaces, “duty-free” stores and rental cars, which combined declined 11.3%, or Ps. 14.0 million. This decline was mainly due to the renegotiation of contracts with some clients, as well as the depreciation of the peso against the U.S. dollar of 4.4% during 1Q09, compared to an appreciation of 4.8% in 1Q10. This appreciation led to a decrease in revenues from U.S. dollar-denominated contracts in 1Q10 compared to 1Q09.  This decrease was offset by an increase in revenues from car parking, which rose 8.9%, or Ps. 3.2 million, compared to 1Q09.

Total operating costs and expenses rose 6.1% (Ps. 17.7 million) in the first quarter of 2010 compared to the first quarter of 2009. This increase was mainly caused by an increase in the cost of services.

➢	Cost of services increased 6.3% (Ps. 13.4 million) compared to the first quarter of 2009, mainly due to the following:

•  Employee costs rose 20.9% (Ps. 15.6 million) compared to the first quarter of 2009.  The Company’s payment structure pays its employees on the basis of fourteen day periods.  As a result of this structure, in 1Q09, employees were paid for 77 days, whereas in 1Q10, they were paid for 90 days.  Additionally, bonuses for certain executive levels were paid in the second quarter of 2009, while in 2010, these bonuses were paid in the first quarter.  The increase for these two factors amounts to Ps. 14.7 million, which represents 94.2% of the total increase in employee costs.  It is worth mentioning that this increase is temporary and is expected to be offset in the following months.

•  Maintenance costs increased 12.8% (Ps. 5.4 million) with respect to 1Q09, mainly as a result of costs associated with routine equipment maintenance, such as baggage claim equipment and air conditioning units.

•  Service costs rose 13.1% (Ps. 2.4 million) compared to the first quarter of 2009, mainly as a result of the increase in electricity tariffs in 2010, which caused electricity costs to increase by Ps. 2.1 million.

•  Other operating costs decreased 17.6% (Ps. 8.7 million) principally due to a Ps. 4.8 million decrease in the reserve for doubtful accounts, a reduction in professional services of Ps. 2.0 million and the cancellation of the leasing and subsequent purchase of CUTE equipment at the Guadalajara and Puerto Vallarta airports for Ps. 1.8 million.

➢
As a result of the increase in revenues, government concession taxes increased 5.7% or Ps. 2.6 million, while technical assistance fees increased 5.5%, or Ps. 1.8 million, as a result of a higher increase in revenues with respect to the increase in cost of services.

The Company’s operating margin for the first quarter of 2010 decreased 10 basis points, from 44.8% in the first quarter of 2009, to 44.7% in the first quarter of 2010.  EBITDA margin was flat at 67.0%.

The comprehensive financing result had a negative variation of Ps. 59.7 million in the first quarter of 2010 compared to the first quarter of 2009, mainly due to the Ps. 22.9 million exchange rate gain related to a 4.4% depreciation of the peso versus the U.S. dollar in 1Q09, while in 1Q10 the Company reported an exchange rate loss of Ps. 13.7 million associated with the 4.8% appreciation of the peso versus the U.S. dollar. Thus, the exchange rate generated a negative effect of Ps. 36.6 million.  In addition, during 1Q10, the Company reported interest income that was Ps. 23.1 million lower than in 1Q09, due to the signing of additional bank loans and a decrease in interest rates.

Net income for the first quarter of 2010 rose to Ps. 149.7 million, or 36.9%, compared to 1Q09.  However, net income before taxes in 1Q10 decreased Ps. 25.7 million, or 5.7%, compared to 1Q09.  The increase in net income was mainly due to a decline in income taxes during the period, from Ps. 45.0 million in taxes in 1Q09 to a Ps. 130.4 million tax benefit in 1Q10, a positive variation of Ps. 175.4 million.  This variation was mainly the result of a deferred income tax benefit, which was greater than that reported in 1Q09, because of higher inflation in 1Q10 compared to 1Q09. When this variation is applied to the difference between the fiscal value of the concession and fixed assets restated by inflation against the accounting values that are not restated, as specified by the change to NIF B-10 effective in 2008, the previously-mentioned benefit is produced.  This benefit is increased by Ps. 77.5 million in deferred income taxes, related with the change in the fiscal amortization rates of the concession at certain airports.

Summary of Consolidated Results for 1Q10 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 12.3005 per U.S. dollar (published by the Board of Governors of the Federal Reserve noon buying rate at March 31, 2010).

Other Important Data for 1Q10 (in thousands of pesos):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Operating Costs for 1Q10 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Regulated revenues for the first quarter of 2010 were Ps. 756.8 million, resulting in an average rate of Ps. 135.8 per WLU. Regulated revenues accounted for 80.2% of total revenues for the period. It is important to note that new maximum rates negotiated for the different airports became effective as of January 1, 2010 for the 2010-2014 periods.

The Mexican Ministry of Communications and Transportation annually reviews our compliance with the maximum rates; as of today, they have notified the Company that it satisfactorily complied for 2008.  The compliance review for 2009 has not yet been completed.

Balance Sheet

At the close of the first quarter of 2010, the Company maintained a balance of cash and cash equivalents of Ps. 2,999.8 million, of which Ps. 306.4 million are held in a trust designated for fulfilling the contract for the design and supply of the documented baggage inspection system.   It is important to mention that this amount includes guarantee deposits of Ps. 199.6 million, which were granted by airlines to the Company as a result of the new Passenger Charges Collection Agreement, signed during 4Q09 between the airports and each of the airports’ airline clients.

At the close of the first quarter of 2010, the Company’s principal assets consisted of the value of the concession with a balance of Ps. 16,649.1 million, rights to use airport facilities with a balance of Ps. 2,166.7 million and improvements to concessions of Ps. 3,673.1 million. These balances represented approximately 56.4%, 7.3% and 12.4%, of total assets, respectively.

Deferred income and asset taxes increased Ps. 332.3 million in the first quarter of 2010 compared to the same quarter of 2009.  This was principally due to the change in NIF B-10 “Effects of Inflation” that went into effect during 2008, which caused the book value of the Concession and Rights to Use Airport Facilities to be less than the taxable value; thus generating a deferred income tax amount of Ps. 539.4 million.  This was offset by a change in the fiscal amortization rate at the Aguascalientes, La Paz and Mexicali airports during 2009, which resulted in a cancellation of deferred income tax from tax losses in the amount of Ps. 194.9 million.

CAPEX

During the period between January and March 2010, the Company invested Ps. 302.2 million in capital investments, only considering those investments fully paid during the period, based on the NIF B-2 “Statement of Cash Flows”.

Recent Events

•
In February 2010, the Company disbursed the second part of an unsecured credit contracted with Banamex and HSBC on December 9, 2009 (in equal parts), for a total of Ps. 507.6 million, distributed among the airports of Guadalajara (Ps. 246.1 million), Puerto Vallarta (Ps. 168.5 million), Hermosillo (Ps. 44.0 million) and Guanajuato (Ps. 49.0 million). The loans bear interest at a variable TIIE rate plus 350 basis points that require quarterly principal and interest payments for a period of seven years.  With respect to the loans, each airport entered into a derivative financial instrument with Banamex, designated as an interest rate hedge.  This instrument establishes a ceiling of 7% on the variable 91-day TIIE interest rate (representing the strike price of the hedging instrument), establishing a maximum interest rate of 10.50% (TIIE + 350 bps). The effective date of the hedge begins in the fourth year of the related debt agreement and extends to the end of the term of the debt. This hedge applies to both credits issued by Banamex and by HSBC.

•
With respect to the earthquakes that occurred in the state of Baja California at the end of March and early April 2010, the Mexicali and Tijuana airports did not suffer any significant damage, nor were operations affected.

•
It is also worth mentioning that the Company’s airports were not directly affected by the temporary cancellation of flights to and from European airports caused by the Icelandic volcanic ash (Eyjafjalla).  Any indirect effect of this situation would be difficult to quantify.

•
With regard to the new agreement for the collection of passenger charges, some of the airlines have been delayed in their payments during the first quarter of 2010. The Company is seeking the collection of these charges as per the terms of the original contract with the airlines. In the case that the payment delays continue, the Company can enforce the conditions of the contract, which includes requesting the guarantee deposits that were granted by these airlines.

Changes in Accounting Policies

As of January 1, 2010, new NIF’s became effective:

•	NIF C-1”Cash and Cash Equivalents”
•	INIF 17 “Service Concession Contracts”

As well as improvements to 2009 NIF:

•	NIF B-1 “Accounting Changes and Correction of Errors”
•	NIF B-2 “Statement of Cash Flows”
•	NIF B-7 “Business Acquisitions”
•	NIF C-7 “Investments in associated companies and other permanent investments”
•	NIF C-13 “Related Parties”

At the date of this report, some of the NIF’s mentioned above, have been adopted by the Company; however, full effects have not been determined in the financial information.

* * *
Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a First party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating Results by Airport (in thousands of pesos):

 (1)”Other” includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated Balance Sheet as of March 31 (in thousands of pesos):

2009	2010	Change	%
Assets				
Current assets				
Cash and temporary investments	2,174,301	2,999,776	825,475	38.0%
Financial investments held for trading purposes - net	293,365	264,965	- 28,400	-9.7%
Accounts receivable - net	565,232	508,969	- 56,263	-10.0%
Other current assets	410,333	316,139	- 94,194	-23.0%
Total current assets	**3,443,232**	**4,089,849**	**646,618**	**18.8%**
Fixed assets - net	323,411	346,092	22,681	7.0%
Improvements to concessions - net	3,365,571	3,673,091	307,520	9.1%
Airport concessions - net	17,080,606	16,649,096	- 431,510	-2.5%
Rights to use airport facilities - net	2,258,602	2,166,703	- 91,899	-4.1%
Other acquired rights	829,978	814,990	- 14,988	-1.8%
Deferred income taxes and recoverable asset taxes	1,407,320	1,739,654	332,334	23.6%
Other assets	1,711	44,119	42,408	2478.7%
Total Assets	**28,710,430**	**29,523,594**	**813,164**	**2.8%**
Liabilities and Stockholders' Equity				
Current liabilities	624,720	671,207	46,487	7.4%
Long-term liabilities	931,567	1,516,414	584,847	62.8%
Total liabilities	**1,556,287**	**2,187,621**	**631,334**	**40.6%**
Stockholders' equity				
Common stock	24,344,476	24,344,476	-	0.0%
Legal reserve	295,223	372,369	77,146	26.1%
Consolidated net income	405,760	555,419	149,659	36.9%
Retained earnings	2,139,973	1,199,092	- 940,881	-44.0%
Reserve for share repurchase	- 31,290	864,617	895,907	100.0%
Total Stockholders'	**27,154,143**	**27,335,973**	**181,830**	**0.7%**
Total liabilities and stockholders' equity	**28,710,430**	**29,523,594**	**813,164**	**2.8%**

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

1Q 09	1Q 10	Change
Operating Activities			
Income before income tax	450,761	425,018	-5.7%
Items that did not require (generate) resources			
(Loss) in implicit derivatives	9,562	3,394	-64.5%
Current recoverable taxes	-4,679	-9,472	102.4%
Financial instruments for negotiation	-18,128	14,656	-180.8%
Others	2,370	1,552	-34.5%
Items related to investing activities			
Depreciation and amortization	203,057	214,125	5.5%
Loss in fixed asset sales	5,455	9	-99.8%
Items related to financing activities			
Interests charged	11,843	27,202	129.7%
Loss (Gain) in ocverage instruments	-	3,649	100.0%
Cash from earnings before income taxes	**660,241**	**680,133**	**3.0%**
Resources generated or used in operating activities			
(Increase) Decrease in			
Accounts receivable	-71,806	-55,113	-23.2%
Recoverable taxes and other accounts receivable	-48,141	15,649	-132.5%
Recoverable income tax on dividends	80,458	57,444	-28.6%
Increase (Decrease) in			
Government concession taxes	-12,774	-1,794	-86.0%
Accounts payable	142,240	178,885	25.8%
Income taxes paid	-121,276	-183,416	51.2%
Net resources generated by operating activities	**628,941**	**691,788**	**10.0%**
Investing activities			
Fixed assets and improvements to concession assets	-192,106	-290,572	51.3%
Other deferred assets	1,740	-11,590	-766.0%
Net resources generated by investing activities	**-190,365**	**-302,162**	**58.7%**
Excess cash applied to financing activities	438,577	389,627	-11.2%
Financing activities			
Bank loans	270,000	507,692	88.0%
Loan payments	-33,714	-48,491	43.8%
Sale of shares repurchased	10,737	-	-100.0%
Interest paid	-17,301	-22,638	30.8%
Net cash from financing activities	**229,721**	**436,563**	**90.0%**
Increase in cash and equivalents during the period	668,297	826,190	23.6%
Balance in cash and equivalents at the beginning of the period	1,506,004	2,173,586	44.3%
Balance at the end of the period	**2,174,301**	**2,999,776**	**38.0%**

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer
Date: April 28, 2010